SEC FILE NUMBER
                                                                     1-10176
                                                                   CUSIP NUMBER
                                                                     589395 10 2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)    /X/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q

               / / Form N-SAR

               For Period Ended:  December 31, 1996
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended: __________________________

             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

___________________________________________________________________________

PART I - REGISTRANT INFORMATION

Mercury Finance Company
Full Name of Registrant

Former Name if Applicable:  N/A

100 Field Drive
Address of Principal Executive Office (Street and Number)

Lake Forest, IL  60045
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The subject report on Form 10-K could not be filed within the prescribed time period because information required for its completion and filing is not yet available due to an inability of management to determine the required information as a result of discovered accounting irregularities and related matters previously described in the Registrant's Current Reports on Form 8-K on January 29, 1997, and February 18, 1997. Although the Registrant will attempt to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date, it is highly unlikely that the Form 10-K will be filed by such date. The precise filing date remains uncertain.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bradley S. Vallem                    (847)             295-8600
        (Name)                         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                            \X\ Yes  \ \ No

     ______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            \X\ Yes  \ \ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously described in the Registrant's Current Report on Form 8-K on January 29, 1997, the Registrant expects that results of operations for fiscal 1996 will reflect a material decline in operating earnings from fiscal 1995 results. The precise amount of the decline is not yet known.


                             Mercury Finance Company
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1997                  By: /s/ Bradley S. Vallem
                                        Bradley S. Vallem
                                        Assistant Vice President and
                                        Treasurer